Rachel B. Proffitt +1 415 693 2031 rproffitt@cooley.com

April 27, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chen Chen and Kathleen Collins

Re:	Procore Technologies, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed March 1, 2023

File No. 001-40396

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated April 19, 2023, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Procore Technologies, Inc. (the “Company”).

Pursuant to our discussion with Ms. Collins on April 21, 2023, the Company respectfully requests an extension to respond to the Comment Letter by no later than May 12, 2023.

Please contact me at (415) 693-2031 or Jon Avina of Cooley LLP at (650) 843-5307 with any questions or comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Uyen Nguyen, Procore Technologies, Inc.

Jon Avina, Cooley LLP